UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on January 20, 2015, entitled "Statoil’s share saving plan allocates shares ".

Statoil’s share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 January 2015 for use in the group's share saving plan have on 19 January 2015 been distributed to the employees in accordance with their savings amount. In addition, bonus shares have been allocated based on participation in the program in 2012.

Following this, the share saving plan has 7,525,893 shares.

As participants in the share saving plan, the primary insiders below have been allocated bonus shares in accordance with their saving plan in 2012, at a price of NOK 130.63 per share.

Name	Allocated shares	New shares holding
Anfinnsen, Tor Martin	701	9 448
Bacher, Lars Christian	995	22 417
Bjørn, Benedikte Bettina	213	802
Di Valerio, Ingrid Elisabeth	254	2 495
Dodson, Timothy	891	24 873
Gjærum, Reidar	733	22 410
Hovden, Magne Andre	620	9 952
Klouman, Hans Henrik	1060	20 921
Knight, John Nicholas	1593	72 639
Kvelvane, Ørjan	335	2 815
Mathieu, Philippe François	502	7 551
Reitan, Torgrim	806	24 836
Skeie, Svein	830	18 997
Sætre, Eldar	823	29 986
Øvrum, Margareth	1151	38 435

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 20, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer